EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

(Unaudited)
(Millions of Dollars)
Three Months Ended

	March 31,	March 31,
	2001	2000

Net profit	$ 51	$ 38

Add:
Provision for income taxes	28	21

Deduct:
Equity in profit of partnerships	1	1

Profit before taxes	$ 78	$ 58

Fixed charges:
Interest on borrowed funds	$ 194	$ 165
Rentals at computed interest*	1	1

Total fixed charges	$ 195	$ 166

Profit before taxes plus fixed charges	$ 273	$ 224

Ratio of profit before taxes plus fixed charges to fixed charges	1.40	1.35

*Those portions of rent expense that are representative of interest cost.